Exhibit 99.1

Volvo to Deliver 280 Buses for Sydney's Public Transport

STOCKHOLM, Sweden--(BUSINESS WIRE)--July 18, 2006--Volvo Buses (Nasdaq:VOLV)(STO:VOLVA)(STO:VOLVB) has won an order for 280 bus chassis from the state of New South Wales, Australia. The buses will operate as part of Sydney's public transport system.

Volvo secured the order in a public procurement tender for the State Transit Authority (STA). The order is the fourth contract from the STA to Volvo in a short space of time - where the Authority ordered 30 bus chassis in 2002 which are in service in the city of Newcastle, a further 60 buses in 2003 and 180 including 80 articulated units in 2005 now servicing the Sydney region.

Deputy Premier and Minister for Transport John Watkins said environmental factors were a key issue considered in the purchase of the new buses.

"The option we've selected gives the greatest benefit both environmentally and operationally," Watkins said. "Under current negotiations, the state of New South Wales is likely to be one of first jurisdictions in the world to begin running the brand new advanced Euro-5 diesel engine - which is the latest in environmental technology."

All 280 units are rigid Volvo B12B low-entry chassis bringing the total number of B12BLE to 550 units once the new contract is fulfilled. 250 of the new buses will use Volvo's new 12-litre DH12E engine, using Selective Catalytic Reduction (SCR) to comply with the principles of the Euro-5 emission standards, with this standard not officially required in Australia until 2011/2012.

"The order from STA is further confirmation that Volvo has an industry leading product in the B12BLE. The selection by STA of the Euro V emission standard shows the benefits of STA and Volvo working together on smart solutions and clearly illustrates both organisations share a passion for the management of a sustainable environment for Australia's largest city, and we are proud that we can also deliver the high levels of comfort, productivity and efficiency that Sydney bus passengers have become accustomed to", says David Mead, head of Volvo Bus Australia.

The chassis are to be bodied by Australian company Custom Coaches of Sydney. The first chassis are scheduled for bodybuilding in July 2006 and delivery of bodied buses is estimated to begin in late 2006 with deliveries continuing until 2010 at a rate of approximately 50 units per year.

July 18, 2006

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Volvo Bus Corporation is the world's second-largest manufacturer of large buses and coaches. The range comprises complete vehicles, chassis, bus bodies, transport system solutions for metropolitan traffic, leasing, financing and service contract maintenance. Volvo Bus Corporation is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

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CONTACT: Volvo Bus Australia
David Mead, General Manager, +61 412 171 275
or
Christina Fjellman
Senior Vice President, Communication, +46 31 322 42 80